UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

 (Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________.

Commission file number 000-24939

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

East West Bank Employees 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

East West Bancorp, Inc.
135 North Los Robles Avenue, 7th Floor
Pasadena, California 91101

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator and Participants
East West Bank Employees 401(k) Savings Plan
Pasadena, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the East West Bank Employees 401(k) Savings Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2016.

Los Angeles, California
June 25, 2018

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2017	2016
ASSETS
Investments:
Investments at fair value (Notes 2 and 3)	$227,623,088	$178,438,463
Investment in a fully benefit-responsive investment contract, at contract value (Note 4)	44,102,638	38,864,825
Total investments	271,725,726	217,303,288
Receivables:
Notes receivable from participants	2,857,938	2,653,827
Participant contributions	505,528	461,390
Employer contributions	218,380	186,436
Total receivables	3,581,846	3,301,653
Total assets	275,307,572	220,604,941
LIABILITIES	—	—
NET ASSETS AVAILABLE FOR BENEFITS	$275,307,572	$220,604,941

See accompanying Notes to Financial Statements.

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2017
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$34,488,216
Dividend and interest income	3,697,055
Net investment income	38,185,271
Other income:
Interest income on notes receivable from participants	119,866
Contributions:
Participant	17,942,215
Participant rollover	3,892,414
Employer, net of forfeitures	7,336,429
Total contributions, net	29,171,058
Total additions	67,476,195
DEDUCTIONS:
Benefits paid to participants	12,669,513
Administrative expenses	104,051
Total deductions	12,773,564
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	54,702,631
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	220,604,941
End of year	$275,307,572

See accompanying Notes to Financial Statements.

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the East West Bank Employees 401(k) Savings Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan documents for a more complete description of the Plan’s provisions. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

General — The Plan is a defined contribution plan designed to provide retirement benefits financed by participants’ contributions, as well as contributions from East West Bank, the Plan’s sponsor (the “Bank” or the “Plan Sponsor”) and East West Insurance Services, Inc. (“EWIS”) (collectively the “Employer Matching Contributions”). East West Bank and EWIS are wholly-owned subsidiaries of East West Bancorp, Inc. (“East West”). The Plan is administered by the 401(k) Plan Committee appointed by the Board of Directors of East West. Prudential Trust Company (the “Trustee”) serves as the trustee for the Plan. The Plan became effective on January 1, 1986, and was amended and restated on August 1, 2017.

East West sold the insurance brokerage business of EWIS on August 1, 2017. EWIS remains a subsidiary of East West and continues to maintain its insurance broker license. Upon completion of this sale, employment of all EWIS employees was terminated and the Employer Matching Contributions for these terminated employees became fully vested.

Eligibility — Employees are eligible to participate in the Plan as of the first day of the first calendar month after the date they have completed three months of service with the Bank or EWIS and have attained the age of 18. Eligible employees are automatically enrolled in the Plan at a 3% contribution rate unless the participants elect another rate, including 0%. For Plan participants who are automatically enrolled and do not direct investment of their accounts, their contributions will be invested by default into the age-appropriate portfolio mix available under GoalMaker®, a computer asset allocation program available to the Plan participants. A Roth 401(k) investment option is also available to the participants.

Contributions — Eligible employees may elect to defer 1% to 80% of their compensation before taxes (limited to $18,000 for each of 2017 and 2016). Plan participants are also able to designate part or all of their contributions as Roth 401(k) contributions, which are made on an after-tax basis. The Bank and EWIS match 75 cents for each $1 contributed by Plan participants, up to 6% of the Plan participant’s eligible compensation. Plan participants who are age 50 or older may also elect to contribute an additional $6,000 to the Plan for each of 2017 and 2016. Plan participants may also contribute amounts representing rollover eligible distributions from other tax-qualified plans into the Plan. Contributions to the Plan are held in a trust fund (the “Trust”). The Trustee is responsible for safekeeping of the Trust, and for holding and investing the Plan’s assets. Due to the sale of the insurance brokerage business, EWIS ceased making matching contributions to the Plan effective as of August 1, 2017.

Investments — During the current Plan year, Plan participants direct and allocate the investments of their contributions among 26 investment options offered by the Plan, which include common stock of East West, a guaranteed income fund with Prudential Retirement Insurance and Annuity Company (“PRIAC”) and 24 mutual funds. Participants are allowed to change their investment options at any time.

Vesting, Benefits and Benefits Payable — Plan participants are 100% vested in their contributions to the Plan made from their eligible compensation and in the amounts rolled over from a former employer’s qualified retirement plan or transferred from another plan. Plan participants become vested in the matching contributions received from the employer at the rate of 20% per year for each full year of service, such that the Plan participants become 100% vested after five years of credited service.

Benefits are recorded when paid. Upon separation from service, if a participant’s account is less than $1,000 and an election is not made, the Trustee will distribute the vested amounts in the participant’s account to the participant in the form of a single lump-sum payment in cash. If the Plan participant’s vested account is greater than $1,000 and not exceeding $5,000, and the participant has not made a distribution election, the Plan will automatically roll over the Plan participant’s distribution to an individual retirement account designated under the Plan. If the value of the Plan participant’s vested account does not exceed $5,000 and an election for distribution is made, the vested amounts can be distributed either in the form of a single lump-sum payment in cash or in property. However, if the value of the Plan participant’s vested account is in excess of $5,000, the Plan participant may elect to (1) receive a single lump-sum distribution in cash or in property; or (2) receive installments over a period of not more than the participant’s assumed life expectancy (or the assumed life expectancies of the participant and the participant’s beneficiary). As of December 31, 2017 and 2016, there were no amounts owed to terminated participants who had elected to withdraw their benefits.

Forfeiture Accounts — If a participant terminates employment before being fully vested in the matching contributions from the employer as discussed in the paragraph titled “Vesting, Benefits and Benefits Payable” above, the non-vested portion of the terminated participant’s account balance remains in the Plan’s forfeiture account. Forfeiture accounts are used to pay certain plan expenses and reduce future employer contributions. During the years ended December 31, 2017 and 2016, $565,520 and $506,651, respectively, of the forfeiture accounts were used to reduce employer contributions. No plan expenses were paid with funds from the forfeiture accounts during each of the years ended December 31, 2017 and 2016. As of December 31, 2017 and 2016, the unallocated forfeiture accounts outstanding were $4,030 and $3,014, respectively.

Participant Accounts — Each Plan participant’s account is credited with the participant’s contributions, employer matching contributions, the Plan’s earnings or losses, and if applicable, rollovers from plans of the participants’ prior employers. Allocations of earnings or losses are based on the Plan participant’s account balances as defined in the Plan document.

Notes Receivable from Participants — Active participants in the Plan are eligible for loans under the Plan. A participant may request a direct rollover of a loan to another tax-qualified plan that agrees to accept such direct rollover. A participant may not engage in a direct rollover of a loan to the extent the participant has already received a deemed distribution with respect to such loan. The Plan also accepts direct rollover of loans from tax-qualified retirement plans of the participants’ former employers. The minimum loan amount is $1,000. A participant can only have one loan currently outstanding from the Plan at one time. The maximum aggregate amount of loans outstanding to any Plan participant is the lesser of 1) $50,000, reduced by the excess of the highest loan balance outstanding during the 12-month period ending on the date of the loan over the participant’s current loan balance outstanding on the date of the loan; or 2) 50% of the vested account balance. Loan transactions are treated as transfers to (from) the investment fund from (to) the participant loan fund. The maximum allowed term of a general purpose loan and a loan used to finance a primary residence is 5 and 20 years, respectively. The loans are secured by a portion of the vested balances in the Plan participants’ accounts. The loans issued to the participants are fixed rate loans where the interest rate applicable to the loan is set at 1% above the applicable bank prime rate as of the last business day of March, June, September or December as reported by the United States Federal Reserve, and is effective for loans made on and after the first business day of the following quarter. Principal and interest are repaid through payroll deductions from the participant’s salaries and wages.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared using the accrual basis in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

Valuation of Investments — The Plan’s investments are stated at their fair value, except for investments in the guaranteed income fund. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common stock is valued at the quoted market price. The fully benefit-responsive investment contract held by a defined contribution plan is stated at contract value, which is the more relevant measurement because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Hence, the Plan’s investments in the guaranteed income fund are valued based on the terms of the Plan’s investment contract with PRIAC, which is reported at contract value.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosures of contingent assets and liabilities on the date the financial statements are prepared. Actual results could materially differ from those estimates and assumptions.

Administrative Expenses — Investment transaction expenses are offset against the related investment income. Other administrative and non-investment expenses of the Plan are either paid by the Plan Sponsor, which is a party-in-interest, or through the Plan expense account. Expenses paid by the Plan Sponsor, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA. Expenses paid through the Plan expense account are included in Administrative expenses on the Statement of Changes in Net Assets Available for Benefits.

Investment Income — The Plan presents on the Statement of Changes in Net Assets Available for Benefits the net appreciation in fair value of investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments. The Plan calculates realized gains or losses as the difference between the proceeds and the cost of investments. Unrealized appreciation or depreciation represent the difference between the fair value of investments at the end of the Plan year and the fair value of investments at the beginning of the Plan year (or the cost of investments on the purchase date if acquired during the Plan year). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants — Notes receivable from participants are reported at their unpaid principal and accrued interest balances, with no allowance for credit losses recorded. Interest income is recorded on an accrual basis. Repayments of principal and interest are received through payroll deductions and the notes receivable are collateralized by the participants’ account balances. If a participant fails to make loan repayments more than 90 days after the scheduled due date, the note receivable is deemed to be in default. The Plan Sponsor will offset the loan against the vested account balances.

NOTE 3 — FAIR VALUE MEASUREMENTS

Accounting Standard Codification (“ASC”) 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a framework that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1” measurements), the next priority to quoted values based on observable inputs (“Level 2” measurements) and the lowest priority to unobservable inputs (“Level 3” measurements). The three levels of the fair value hierarchy under ASC 820 are further described as follows:

•	Level 1 — Inputs to the valuation methodology that are unadjusted quoted prices for identical assets or liabilities in active markets;

•	Level 2 — Inputs to the valuation methodology that include:

◦	Quoted prices for similar assets or liabilities in active markets;

◦	Quoted prices for identical or similar assets or liabilities in inactive markets;

◦	Inputs other than quoted prices that are observable for the asset or liability; and

◦
Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability;

•	Level 3 — Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques applied maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables categorize the Plan’s investments that are measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2017 and 2016:

	Investments Measured at Fair Value on a Recurring Basis as of December 31, 2017
	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock	$46,338,480	$46,338,480	$—	$—
Mutual funds	181,284,608	181,284,608	—	—
Total investments measured at fair value	$227,623,088	$227,623,088	$—	$—

	Investments Measured at Fair Value on a Recurring Basis as of December 31, 2016
	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock	$38,412,080	$38,412,080	$—	$—
Mutual funds	140,026,383	140,026,383	—	—
Total investments measured at fair value	$178,438,463	$178,438,463	$—	$—

Transfers into or out of fair value hierarchy are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities become unobservable or observable in the current marketplace. The Plan’s policy, with respect to transfers between levels of the fair value hierarchy, is to recognize transfers into and out of each level as of the end of the reporting period. There were no transfers between levels of the fair value hierarchy during the years ended December 31, 2017 and 2016.

Common Stock — East West’s common stock held in the participants’ accounts is stated at fair value as quoted on a recognized securities exchange, and is valued using the closing price on the last business day of the Plan year. This is classified in Level 1 of the fair value hierarchy.

Mutual Funds — Mutual funds are stated at fair value as quoted on a recognized securities exchange, valued at the last reported closing price on the last business day of the Plan year, and are classified in Level 1 of the fair value hierarchy.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair value. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement on the reporting date.

NOTE 4 — INVESTMENT IN A FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT, AT CONTRACT VALUE

The Plan is a party to a traditional fully benefit-responsive guaranteed investment contract with the issuer, PRIAC, totaling $44,102,638 and $38,864,825 as of December 31, 2017 and 2016, respectively. PRIAC maintains the contributions in a general account. Under the guaranteed income fund, participants may ordinarily direct permitted withdrawals or transfers of all or a portion of their account balance at contract value within reasonable time frames. Contract value represents contributions made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The contract is effected directly between the Plan Sponsor and PRIAC. The repayment of principal and interest credited to Plan participants is a financial obligation of PRIAC. Accordingly, the guaranteed income fund is considered to be a fully benefit-responsive investment contract.

The Plan’s ability to receive amounts due is dependent on PRIAC’s ability to meet its financial obligations, which may be affected by future economic and regulatory developments.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with PRIAC and that also would limit the ability of the Plan to transact at contract value with the participants. In addition, there are no events that allow PRIAC to terminate the contract with the Plan and settle at an amount different than contract value.

NOTE 5 —   PARTY-IN-INTEREST TRANSACTIONS

A party-in-interest is defined under the Department of Labor regulations as any fiduciary (including, but not limited to, any administrator, officer, trustee or custodian), counsel or employee of the Plan, any party rendering services to the Plan, the employer and certain others. The Plan holds a guaranteed investment contract managed by PRIAC, which is a custodian of the Plan. Accordingly, the Plan’s payment of custodian fees to PRIAC qualify as party-in-interest transactions. Notes receivable from participants also reflect party-in-interest transactions. During the year ended December 31, 2017, the Bank did not incur any administrative expenses for the Plan. During the same period in 2016, $8,750 was incurred by the Bank for the Plan’s administrative expenses. Certain administrative functions are performed by officers or employees of the Plan Sponsor. No such officers or employees received compensation from the Plan during the years ended December 31, 2017 and 2016.

As of December 31, 2017 and 2016, the Plan held 761,770 and 755,697 shares, respectively, of common stock of East West, the parent company of the Plan Sponsor, with a fair value of $46,338,480 and $38,412,080, respectively. The Plan also received dividend income of $601,363 and $663,987 from this common stock during the years ended December 31, 2017 and 2016, respectively. These transactions qualify as party-in-interest transactions.

NOTE 6 —   PLAN TERMINATION

Although the Bank has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, all participants will be notified and all participant accounts will become 100% vested. Participants may direct the distribution of their participant accounts in a manner permitted by the Plan as soon as practicable.

NOTE 7 — FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has issued an opinion letter dated April 29, 2014, indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended subsequent to this opinion letter. However, the Plan Sponsor believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC, and therefore, believes that the Plan is qualified, and the related Trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or tax asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator analyzed the tax positions taken by the Plan and concluded that, as of December 31, 2017 and 2016, there were no uncertain positions taken or expected to be taken that would require recognition of a tax liability (or tax asset) or disclosure in the financial statements. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for the 2013 Plan year or before.

NOTE 8 — RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments, including mutual funds that invest in the securities of companies located in foreign countries. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  In addition, investments that include securities of foreign companies involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices may be more volatile than those securities of comparable U.S. companies. Due to the level of risks associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and those changes could materially affect the amounts reported in the financial statements and participants’ account balances.

Included in investments as of December 31, 2017 and 2016 were shares of East West’s common stock amounting to $46,338,480 and $38,412,080, respectively. This investment represents 17% and 18%, respectively, of the Plan’s total investments as of December 31, 2017 and 2016. A significant decline in the market value of East West’s common stock would significantly affect the net assets available for benefits.

NOTE 9 — SUBSEQUENT EVENTS

The Plan administrator has evaluated events and transactions subsequent to December 31, 2017 through June 25, 2018, the date the financial statements were available to be issued, and determined that there have not been any events or transactions that require adjustments or disclosure to the financial statements.

SUPPLEMENTAL SCHEDULE

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
EIN 95-2795851        Plan Number: 001    Form Number: 5500
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2017

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Prudential Guaranteed Income Fund	Fully benefit-responsive investment contract - 1,522,534 shares	**	$44,102,638
	American Funds EuroPacific Growth Fund R-6	Mutual fund - 418,383 shares	**	23,488,006
	American Funds Fundamental Investors R-6	Mutual fund - 118,625 shares	**	7,380,855
	American Funds The Growth Fund of America R-6	Mutual fund - 698,879 shares	**	34,636,441
	American Funds Washington Mutual Investors Fund R-6	Mutual fund - 296,296 shares	**	13,531,855
	DFA U.S. Targeted Value Portfolio	Mutual fund - 81,646 shares	**	2,032,162
	Dodge & Cox Funds Income Fund	Mutual fund - 123,110 shares	**	1,693,991
	Franklin Small Cap Growth Fund R6	Mutual fund - 311,717 shares	**	7,406,385
	MetWest Total Return Bond Fund I	Mutual fund - 1,678,946 shares	**	17,897,564
	MFS Mid Cap Value Fund R6	Mutual fund - 408,402 shares	**	9,724,055
	MFS Total Return Fund R4	Mutual fund - 547,307 shares	**	10,475,462
	MFS Value Fund R4	Mutual fund - 58,254 shares	**	2,362,771
	T. Rowe Price Mid-Cap Growth Fund I	Mutual fund - 92,541 shares	**	8,052,033
	Vanguard Institutional Index Fund Institutional Shares	Mutual fund - 101,142 shares	**	24,624,037
	Vanguard Mid-Cap Index Fund Institutional Shares	Mutual fund - 231,256 shares	**	9,786,733
	Vanguard Small-Cap Index Fund Institutional Shares	Mutual fund - 115,743 shares	**	8,192,258
*	East West Bancorp, Inc.	Common stock - 761,770 shares	**	46,338,480
	Total investments			271,725,726
*	Loans to participants	Participant loans (maturing between 2017 and 2037 with interest rates of 3.25% to 9.25% collateralized by participants’ account balances)	**	2,857,938
	Total assets			$274,583,664

*	Party-in-interest
**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2018

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

By	/s/ SHARON CHEUNG
Sharon Cheung
Senior Vice President and Controller

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm.